UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Exchange legislation, hereby files the following:

RELEVANT EVENT

BBVA announces the results of its invitation (the “Invitation”) to holders of the outstanding asset-backed securities detailed in the annexed table (the “Senior Securities” and the “Mezzanine Securities”, together the “Securities”) to tender their Securities for purchase by BBVA for cash. The Invitation was launched last 20 June 2012 and announced in relevant event filing number 167605 of that same day.

The Invitation expired at 5:00 p.m. (Central European Time) on 27 June 2012.

BBVA has decided pursuant to the terms set out in the Tender Offer Memorandum, 20 June 2012, to accept for purchase an aggregate principal amount of the Securities of €638,221,693.07. There has been no scaling of any of the Securities validly tendered for purchase and accepted by BBVA. The expected Settlement Date for the Invitation is 2 July 2012.

BBVA estimates that the transaction will generate a capital gain of €250,129,138.90.

BBVA, Barclays Bank PLC, HSBC Bank plc and Société Générale are acting as Dealer Managers for the Invitation. Lucid Issuer Services Limited is acting as Tender Agent. For detailed terms of the Initiations please refer to the Tender Offer Memorandum.

The Tender Agent will, on the day of this announcement, communicate to the Accountholders which Tender Instructions have been accepted and which have not been accepted. If you would like further information please contact the Tender Agent: www.lucid-is.com/bbva / +44 (0) 20 7704 0880, Attention: David Shilson / Paul Kamminga.

The results of the acceptances for the purchase of Securities by BBVA, whose Purchase Prices have been determined in compliance with the unmodified Dutch auction procedure are described in the annexed tables.

Capitalised terms used in this announcement but not defined have the meaning given to them in the Tender Offer Memorandum dated 20 June 2012.

Madrid, 28 June 2012

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of BBVA, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

ANNEX

SENIOR SECURITIES
Issuer	Series	ISIN	Aggregate Outstanding Principal Amount	Aggregate Principal Amount Accepted for each Series	Total amount paid for the Aggregate Principal Amount Accepted for each Series (excluding interest)

BBVA-3 FTPYME Fondo de Titulización de Activos	Series A2(G) €215,300,000	ES0310110012	€32,203,541	—	—

BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series A2 €925,700,000	ES0314227010	€153,254,911	—	—

BBVA-4 PYME Fondo de Titulización de Activos	Series A2 €879,300,000	ES0370458012	€26,765,804	—	—

BBVA AUTOS 2 Fondo de Titulización de Activos	Series A €949,500,000	ES0333761007	€96,238,187	—	—

BBVA CONSUMO 1 Fondo de Titulización de Activos	Series A €1,447,500,000	ES0333763003	€146,708,902	—	—

BBVA-5 FTPYME Fondo de Titulización de Activos	Series A1 €1,472,800,000	ES0370459002	€80,348,015	—	—

BBVA-5 FTPYME Fondo de Titulización de Activos	Series A2 €200,000,000	ES0370459010	€26,220,380	—	—

BBVA-5 FTPYME Fondo de Titulización de Activos	Series A3(G) €130,300,000	ES0370459028	€13,320,751	—	—

BBVA CONSUMO 2 Fondo de Titulización de Activos	Series A €1,440,700,000	ES0313956007	€202,765,847	—	—

BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series A €744,000,000	ES0313958003	€103,976,009	—	—

BBVA RMBS 1 Fondo de Titulización de Activos	Series A2 €1,400,000,000	ES0314147010	€914,677,260	€17,378,867.94	€14,705,723.66

BBVA RMBS 1 Fondo de Titulización de Activos	Series A3 €495,000,000	ES0314147028	€495,000,000	€100,000,000.00	€75,000,000.00

BBVA RMBS 2 Fondo de Titulización de Activos	Series A2 €2,400,000,000	ES0314148018	€1,547,150,880	€110,750,217.16	€96,442,294.77

BBVA RMBS 2 Fondo de Titulización de Activos	Series A3 €387,500,000	ES0314148026	€387,500,000	€65,000,000.00	€55,900,000.00

SENIOR SECURITIES
Issuer	Series	ISIN	Aggregate Outstanding Principal Amount	Aggregate Principal Amount Accepted for each Series	Total amount paid for the Aggregate Principal Amount Accepted for each Series (excluding interest)

BBVA RMBS 2 Fondo de Titulización de Activos	Series A4 €1,050,000,000	ES0314148034	€1,050,000,000	—	—

BBVA-6 FTPYME Fondo de Titulización de Activos[1]	Series A1 €1,201,900,000	ES0370460000	€84,477,465	—	—

BBVA-6 FTPYME Fondo de Titulización de Activos[1]	Series A2(G) €215,500,000	ES0370460018	€93,825,381	—	—

BBVA LEASING 1 Fondo de Titulización de Activos	Series A1 €750,000,000	ES0314209000	€114,291,525	—	—

BBVA LEASING 1 Fondo de Titulización de Activos	Series A2 €1,606,200,000	ES0314209018	€244,766,730	—	—

BBVA RMBS 3 Fondo de Titulización de Activos	Series A1 €1,200,000,000	ES0314149008	€551,750,520	€11,540,781.71	€7,939,689.98

BBVA RMBS 3 Fondo de Titulización de Activos	Series A2 €595,500,000	ES0314149016	€557,606,191	—	—

BBVA RMBS 3 Fondo de Titulización de Activos	Series A3a €681,031,152	ES0314149057	€671,905,335	—	—

BBVA RMBS 3 Fondo de Titulización de Activos	Series A3b €136,206,230.40	ES0314149065	€136,206,230	—	—

BBVA RMBS 3 Fondo de Titulización de Activos	Series A3c €63,562,907.52	ES0314149073	€63,562,908	€40,010,580.18	€24,006,348.11

BBVA RMBS 3 Fondo de Titulización de Activos	Series A3d €27,241,246.08	ES0314149081	€27,241,246	€27,241,246.08	€16,344,747.65

BBVA-8 FTPYME Fondo de Titulización de Activos	Series A2(G) €461,700,000	ES0370462014	€197,119,075	—	—

[1]

As of the last interest and principal payment date in respect of the BBVA-6 FTPYME Fondo de Titulización de Activos Series A1 €1,201,900,000 and BBVA-6 FTPYME Fondo de Titulización de Activos1 Series A2(G) €215,500,000, pursuant to its terms and conditions, which fell on 22 June 2012, a current denomination of €7,028.66 and €43,538.46, respectively, is applicable from such date.

MEZZANINE SECURITIES
Issuer	Series	ISIN	Aggregate Outstanding Principal Amount	Aggregate Principal Amount Accepted for each Series	Total amount paid for the Aggregate Principal Amount Accepted for each Series (excluding interest)

BBVA AUTOS 1 Fondo de Titulización de Activos	Series C €27,000,000	ES0314204027	€20,504,183	—	—

BBVA-3 FTPYME Fondo de Titulización de Activos	Series B €40,800,000	ES0310110020	€17,657,844	—	—

BBVA-3 FTPYME Fondo de Titulización de Activos	Series C €18,600,000	ES0310110038	€8,049,900	—	—

BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series B €55,900,000	ES0314227028	€46,525,861	—	—

BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series C €18,900,000	ES0314227036	€15,731,895	—	—

BBVA-4 PYME Fondo de Titulización de Activos	Series B €28,800,000	ES0370458020	€18,409,870	—	—

BBVA-4 PYME Fondo de Titulización de Activos	Series C €41,900,000	ES0370458038	€26,783,804	—	—

BBVA AUTOS 2 Fondo de Titulización de Activos	Series B €20,500,000	ES0333761015	€20,500,000	—	—

BBVA AUTOS 2 Fondo de Titulización de Activos	Series C €30,000,000	ES0333761023	€30,000,000	—	—

BBVA CONSUMO 1 Fondo de Titulización de Activos	Series B €28,500,000	ES0333763011	€28,500,000	—	—

BBVA CONSUMO 1 Fondo de Titulización de Activos	Series C €24,000,000	ES0333763029	€24,000,000	€10,100,000.00	€5,045,000.00

BBVA-5 FTPYME Fondo de Titulización de Activos	Series B €39,900,000	ES0370459036	€39,900,000	—	—

BBVA-5 FTPYME Fondo de Titulización de Activos	Series C €57,000,000	ES0370459044	€57,000,000	—	—

BBVA CONSUMO 2 Fondo de Titulización de Activos	Series B €16,500,000	ES0313956015	€16,500,000	—	—

MEZZANINE SECURITIES
Issuer	Series	ISIN	Aggregate Outstanding Principal Amount	Aggregate Principal Amount Accepted for each Series	Total amount paid for the Aggregate Principal Amount Accepted for each Series (excluding interest)

BBVA CONSUMO 2 Fondo de Titulización de Activos	Series C €42,800,000	ES0313956023	€42,800,000	—	—

BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series B €26,800,000	ES0313958011	€26,800,000	—	—

BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series C €29,200,000	ES0313958029	€29,200,000	—	—

BBVA RMBS 1 Fondo de Titulización de Activos	Series B €120,000,000	ES0314147036	€120,000,000	€66,600,000.00	€27,732,500.00

BBVA RMBS 1 Fondo de Titulización de Activos	Series C €85,000,000	ES0314147044	€85,000,000	€58,500,000.00	€18,155,000.00

BBVA RMBS 2 Fondo de Titulización de Activos	Series B €112,500,000	ES0314148042	€112,500,000	€43,200,000.00	€17,575,000.00

BBVA RMBS 2 Fondo de Titulización de Activos	Series C €100,000,000	ES0314148059	€100,000,000	€65,100,000.00	€20,191,750.00

BBVA-6 FTPYME Fondo de Titulización de Activos	Series B €50,300,000	ES0370460026	€50,300,000	€22,800,000.00	€9,054,500.00

BBVA-6 FTPYME Fondo de Titulización de Activos	Series C €32,300,000	ES0370460034	€32,300,000	—	—

BBVA LEASING 1 Fondo de Titulización de Activos	Series B €82,500,000	ES0314209026	€82,500,000	—	—

BBVA LEASING 1 Fondo de Titulización de Activos	Series C €61,300,000	ES0314209034	€61,300,000	—	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 28, 2012	By:	/s/ Erik SchotKamp
	Name:	Erik SchotKamp
	Title:	Capital and Funding Management Director